# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cactus, Inc., CIK 0001699136
CUSIP: 127203107
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 920 Memorial City Way, Suite 300, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001699136-24-000002
Filed by CIK 0001701768

## Reporting persons
- Cactus WH Enterprises. LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 10,160,359; shared voting power 0; sole dispositive power 10,160,359; shared dispositive power 0; aggregate amount beneficially owned 10,160,359 (12.8% of the class)
  Comment: (1) Beneficial ownership of the Class A common stock, par value $0.01 per share ("Class A Common Stock"), of
  Cactus, Inc. (the "Issuer") referred to herein is being reported hereunder solely because the reporting person directly owns 10,160,359 shares of Class B common stock of the Issuer ("Class B Common Stock") and 10,160,359 units representing limited liability company interests ("CC Units") in Cactus Companies, LLC ("Cactus Companies"),
  which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Amended and
  Restated Limited Liability Company Operating Agreement of Cactus Companies (the "Cactus Companies LLC
  Agreement"). Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) Based on 68,151,542 shares of Class A Common Stock of the Issuer issued and outstanding as of February 12,
  2025 and 11,432,545 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B
  Common Stock together with CC Units, as described above, outstanding on that date.
- Scott Bender: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 41,776; shared voting power 10,160,359; sole dispositive power 41,776; shared dispositive power 10,160,359; aggregate amount beneficially owned 10,202,135 (12.8% of the class)
  Comment: (1) Together with Joel Bender, Scott Bender controls Cactus WH Enterprises, LLC ("Cactus WH Enterprises") and
  is deemed to beneficially own 10,160,359 shares of Class B Common Stock and 10,160,359 CC Units directly held by Cactus WH Enterprises, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Cactus Companies LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) Based on 68,151,542 shares of Class A Common Stock of the Issuer issued and outstanding as of February 12,
  2025 and 11,432,545 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B
  Common Stock together with CC Units, as described above, outstanding on that date.
- Joel Bender: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 156,586; shared voting power 10,160,359; sole dispositive power 156,586; shared dispositive power 10,160,359; aggregate amount beneficially owned 10,316,945 (13% of the class)
  Comment: (1) Together with Scott Bender, Joel Bender controls Cactus WH Enterprises and is deemed to beneficially own
  10,160,359 shares of Class B Common Stock and 10,160,359 CC Units directly held by Cactus WH Enterprises, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Cactus
  Companies LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
  
  (2) Based on 68,151,542 shares of Class A Common Stock of the Issuer issued and outstanding as of February 12,
  2025 and 11,432,545 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B
  Common Stock together with CC Units, as described above, outstanding on that date.

## Item 1. Issuer
Name of issuer: Cactus, Inc.
Address of issuer's principal executive offices: 920 Memorial City Way, Suite 300, Houston, TX, 77024

## Item 2. Person Filing
Name of person filing:
This statement is jointly filed by Cactus WH Enterprises, LLC, a Delaware limited liability company ("Cactus WH Enterprises"), Scott Bender, an individual, and Joel Bender, an individual.
Address of principal business office or, if none, residence: The principal business office address of Cactus WH Enterprises, Scott Bender and Joel Bender is 920 Memorial City Way, Suite 300, Houston, Texas 77024.
Citizenship: Cactus WH Enterprises is organized under the laws of the state of Delaware. Each of Scott Bender and Joel Bender is a USA citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Percent of class: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Sole power to vote or to direct the vote: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Shared power to vote or to direct the vote: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Cactus WH Enterprises, LLC
Scott Bender
Joel Bender

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Signatures
- Cactus WH Enterprises. LLC: /s/ Scott Bender, Scott Bender, Manager (02/14/2025)
- Scott Bender: /s/ Scott Bender, Scott Bender (02/14/2025)
- Joel Bender: /s/ Joel Bender, Joel Bender (02/14/2025)